VIA EDGAR

June 16, 2015

Mr. Brad Skinner

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34018

Dear Mr. Skinner:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”) we are responding to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 4, 2015, with respect to Gran Tierra’s Form 10-K listed above (the “2014 Form 10-K”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Overview, page 54

1.                  We note disclosure in your filing indicating your plans are being materially impacted by the recent decline in oil and gas prices. For example, the following excerpts in your 2014 Form 10-K pertaining to your oil and gas reserves, development plans, and accounting, indicate measurable effects may be known and anticipated. We note similar disclosures in your March 31, 2014 Form 10-Q.

•	“Largely as a result of the current low commodity price environment, we reevaluated our business strategy with a renewed focus on balancing the return and risk of our exploration and development projects.” (page 21)
•	“If Brent oil prices continue to average $52.00 per bbl or below, we believe it is reasonably likely that we would record a ceiling test impairment loss on our Brazil cost center in the first or second quarter of 2015 and our Colombia cost center in the fourth quarter of 2015.” (page 81)

We also note your capital budget for 2015 is $140 million, which is a reduction from your previously announced budget of $310 million and your capital expenditures of $416.2 million in 2014.

Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonable likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. Quantification of the material effects of known material trends and uncertainties should be provided to the extent quantitative information is reasonably available.

Unless you have determined that it is not reasonably possible that a continuation of the current economic environment would lead to material adverse effects, revise your disclosure to provide quantified information regarding the reasonably possible effects of a continuation of current commodity prices on your reported reserve volumes and ceiling tests under the full cost methodology to the extent that quantified information is reasonably available. For example, if the development plans underlying your disclosed reserves will not be undertaken if prices do not increase, quantify the extent to which proved reserves are associated with such plans. Similarly, if the current economic environment indicates that amounts capitalized for oil and gas prices are not expected to be recoverable, disclose the extent to which you anticipate a write-down in the event that prices do not increase. Given the method by which the ceiling test is performed under the full cost methodology, we would expect you to have a reasonable basis to quantify reasonably possible near-term impacts of ceiling test impairments (using price information that is more current when filing your report than was utilized in the computation for the period covered by the report).

Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

Response:

We evaluated the requirements of Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K and the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), prior to the date of our 2014 Form 10-K on February 27, 2015.

At the time of filing the 2014 Form 10-K, we did not expect material reductions to reserves volumes during 2015 as a result of the lower oil price environment. In fact, net after royalty (“NAR”) reserves volumes in Colombia increase as a result of projected lower prices, due to the lower rate at which cash royalties are levied in low oil price environments.

Additionally, we did not disclose quantitative information regarding reductions to proved reserves associated with the deferral of development activities in 2015 as we did not expect any downward adjustment to reserve volumes during the year as a result of our reduced 2015 capital program. The exploitation periods for our major fields exceed the reserve life of the properties; allowing these activities to be undertaken and the associated reserves to still be developed prior to contract expiry.

Furthermore, at the time of filing the 2014 Form 10-K, while there were uncertainties surrounding future oil prices, we respectfully submit that there was not enough information available about a material trend. As at February 27, 2015, there were only three months of prices below US$ 80 per barrel (“bbl”) of oil and the forward price curve forecast of our reserves evaluator, GLJ Petroleum Consultants Ltd. (“GLJ”) dated January 1, 2015, estimated Brent oil prices averaging US$ 75 per bbl by the fourth quarter of 2015. The GLJ forward price curve forecast dated April 1, 2015, estimated Brent oil prices averaging US$ 65 per bbl by the fourth quarter of 2015 and US$ 75 for 2016. We revise our capital program forecast quarterly and we expect that additional development capital will be the priority as oil prices increase. As such, at the time of filing the 2014 Form 10-K, and Form 10-Q for the three months ended March 31, 2015, on May 6, 2015 (the “Q1 2015 Form 10-Q”), we believed that it was possible that development capital would not be permanently deferred to 2016 or beyond.

We also respectfully submit that while the application of the ceiling test under Rule 4-10 of Regulation S-X to determine impairment losses appears to be purely mechanical, there are multiple factors that affect the calculation in addition to oil prices. Other factors that influence potential impairments include the following: exchange rates (as they significantly affect operating costs and tax pools), depletion (as a function of production and the capital base), future impairment assessments of unproved properties, the timing and amount of additions as per our capital program and operating cost reductions. As a result, management believes that forward looking statements quantifying possible future ceiling test impairments based upon estimates are potentially misleading, particularly the longer the time horizon. We also believe that providing impairment sensitivity based on changes in commodity prices changes alone would be misleading given the significant interconnectivity of the factors noted above. Furthermore, the three and five months of depressed oil prices at the time of filing the 2014 Form 10-K and Q1 2015 Form 10-Q, respectively, did not, in our view, represent a long term permanent decline in oil prices, given the estimated forward oil price curves noted above.

However, management felt it was prudent to provide early warning to our investors regarding potential future impairments if oil prices did not recover. Therefore, we disclosed in our 2014 Form 10-K that if Brent oil prices continued to average $52.00 per bbl or below, we believed it was reasonably likely that we would record a ceiling test impairment loss in our Brazil and Colombia cost centers in 2015, because we believed this was material information to investors and that it was not misleading. We considered providing further quantitative information, however we concluded that additional quantitative information regarding possible future ceiling test impairments would not have provided useful material information to investors. That additional information would not have promoted an understanding of the Company’s financial condition and results of operations and would likely have been misleading due to: the short time period under which management was attempting to determine a trend; higher forecasted oil price curves at the time the 2014 Form 10-K was filed; the multiple factors that impact ceiling test results as described above; and significant estimations involved.

Form 8-K

2.                  We note the executive changes which were announced via press release on February 2, 2015. It appears that these events may have required reporting under Item 2.06 of Form 8-K. Explain to us how evaluated your reporting requirements with respect to these changes.

Response:

Please refer to the Item 5.02 disclosure regarding executive changes in the Form 8-K filed on February 5, 2015.

* * * *

In addition, Gran Tierra Energy Inc. acknowledges:

•	Gran Tierra is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gran Tierra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (403) 265-3221, ext. 2230, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Gran Tierra Energy Inc.

By:	/s/ Ryan Ellson
Ryan Ellson
Chief Financial Officer

cc:	Gary Guidry – President and Chief Executive Officer
Nancy H. Wojtas, Esq.